Exhibit 99.32

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) /

Key Management Personnel (KMP)

30 November 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

On 29 November 2018, the following executive director acquired shares in Rio Tinto plc:

Security	Name of PDMR / KMP	Number of shares acquired	Price per share GBP
Rio Tinto plc shares	Stausholm, Jakob	15,000	36.6435

Steve Allen Tim Paine

Group Company SecretaryJoint Company Secretary

Rio Tinto plc Rio Tinto Limited

6 St James’s Square Level 7, 360 Collins Street

London SW1Y 4AD Melbourne 3000

United Kingdom Australia

T +44 20 7781 2058 T +61 3 9283 3333

Registered in England  Registered in Australia

No. 719885 ABN 96 004 458 404